Mail Stop 4720

February 2, 2010

Lee Shorey
Chief Financial Officer
Liberty Capital Asset Management
2470 St. Rose Parkway
Henderson, NV 89074

      Re: Liberty Capital Asset Management
             Form 10-K for Fiscal Year Ended
             March 31, 2009
             Forms 10-Q for Fiscal Quarters Ended
             June 30, 2009 and September 30, 2009
             File No. 333-144973

Dear Mr. Shorey:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of March 31, 2009

Financial Statements, page 16

Note 3 – Mortgage Loans Held for Investment, page 23

1. Please tell us and revise future filings to provide your accounting policy for determining the carrying value of your mortgage loans held for investment. Please incorporate the following in your response:
   - Explain how the recovery rates factor into determining the carrying value of the loans;
   - Explain in detail how you determine the recovery rates;
   - Provide us with the computations you used to determine the 28.4% recovery rate;
   - Explain to us why you used the same recovery rate as of March 31, 2009, June 30, 2009 and September 30, 2009, considering the impact of the "Federal Regulation and Bail-out Effects" you describe in detail in your Forms; and
   - Provide us with examples, as necessary.

2. As a related matter, we note on page 23 that your 557 remaining performing loans had an estimated historical recovery of $4,634,387 but the recorded balance was $4,494,598 as of March 31, 2009 "due to a reserve allowance." We note the write-down of $246,180 in the statement of operations as of March 31, 2009; however, we did not note any reserve allowance in the statement of operations as of March 31, 2009. Please provide us with some clarity on this matter. Also, we note that the difference between $4,634,387 the estimated historical recovery and $4,494,598, the carrying value of the loans, as of March 31, 2009, is $139,789. Please reconcile $139,789 to the write-down of $246,180. Lastly, please provide us with a similar reconciliation as of September 30, 2009. It may be useful to provide us with rollforwards of your allowance for loan loss.

3. Please tell us how you computed the $402,000 reserve for loan losses as of March 31, 2008 and please tell us why you have not recorded any reserve for loan losses since March 31, 2008. Please provide us with your policy for determining your reserve for loan losses and revise future filings to include such policy.

4. Please tell us how you computed the write-down of investment of $246,180 and $1,231,730, as of March 31, 2009 and September 30, 2009, respectively. Please provide us with your accounting policy for determining how you compute your write-down of loans held for investment and revise future filings to include such policy.

5. As a related matter, we did not note any of the disclosures required by SFAS 157. Please provide us with the required disclosures as of March 31, 2009 and as of the most recent period presented. Also, please revise future filings to include this disclosure.

6. We further note that although you designate these loans as held for investment, your description of business in Note 1 on page 20 and disclosures in Note 3 appear to indicate that these loans are primarily held for sale. Please tells us and revise future filings to clarify the following:
   - How you determined these loans are held for investment as opposed to held for sale; and
   - In the event you determine these loans should remain as held for investment, given your disclosure on page that you acquired these non performing sub-prime loans for a total consideration of $5.02 million, please tell us how you considered the guidance in ASC 310-30 "Loans and Debt Securities Acquired with Deteriorated Credit Quality" in accounting for these loans.

7. We note your disclosure that you sold 1,292 loans in the years ended March 31, 2009 and 2008, for approximately $4.9 million. We further note in your Form 10-Q for the quarter ended September 30, 2009, that through the six months then ended you sold an additional 118 loans for $266,981. Considering your revenue recognition policy in Note 2 on page 21, please tell us and revise future filings to clarify the following:
   - How you determine when a loan is sold and whether these sales are made with or without recourse;
   - Separately provide the revenue related to sales of nonperforming loans from those of performing loans;
   - The nature of consideration received in these loan sales;
   - Whether you derived any interest income from loans in the periods presented; and
   - Whether you derived any servicing income from loans in the periods presented.

8. We further note your disclosure in the first paragraph under Note 3 on page 23 that with respect to the acquired portfolio of loans you intend to "…work with a borrower to conform the loan into performing status". Please tell us and revise future filings to disclose the following:
   - How you work with the borrower to conform the loan into performing status;
   - When you determine the loan to be in a performing status; and
   - How you determine the allowance for loan losses related to loans in a performing status, and compare and contrast it with your process for determining allowance for loan losses related to your nonperforming loans.

Note 8 – Equity, page 25

<u>Warrants, page 25</u>

9. We note you issued 2,853,171 warrants for a loan pool purchase and you issued 2,000,000 warrants for services during the twelve month period ending March 31, 2009. You also state you used Black-Scholes pricing model to determine the fair value and no value was associated with these warrants and thus no expense was recorded in the statement of operations. Please provide us with the following information:
   - The exact date you issued the warrants;
   - The expected life of the warrants;
   - Your stock price at the date the warrants were issued; and
   - Your calculations that resulted in recording no value for the warrants issued during the twelve months ending March 31, 2009.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief